Exhibit 99.1

Freight Technologies, Inc. Reports 30% Year-over-Year Revenue Growth and Strong Fr8Fleet Volumes for Q1 2024

30% Year-over-Year Total Revenue Growth and 278% Year-over-Year Volume Growth in Fr8Fleet

HOUSTON, April 22, 2024 — Freight Technologies, Inc. (Nasdaq: FRGT, “Fr8Tech” or the “Company”), a technology company offering its custom-developed Fr8App, an industry-leading freight-matching platform powered by AI and machine-learning that offers a real-time portal for B2B cross-border and domestic shipping within the USMCA region, today announces its preliminary financial results for Q1 2024, which concluded on March 31, 2024.

Fr8Tech achieved healthy revenue growth of 30% in Q1 2024 over the prior year with approximately $4.3 million in quarterly revenue. This included a 278% year-over-year volume growth within the Fr8Fleet business to approximately 3,400 completed shipments. Q1 is typically the slowest quarter of the year for freight activity, yet the Company was able to secure Fr8Fleet volume growth of 25% sequentially over Q4 2023.

The expansion of Fr8Fleet has required additional investment in the Company’s net working capital, notably with material increases in receivables with certain large, high-quality, enterprise customers. The Company is working closely with such customers to streamline and expedite its billing and collections process to limit future working capital needs. To fund working capital, further new customer acquisitions and continue advancements of Fr8App with additional enhancements and new functionalities this year, the Company is in the process of securing additional credit capacity on its primary revolving credit facility from $5M to $6M.

Don Quinby, CFO of Fr8Tech, noted: “The Company’s addition of its Fr8Fleet offering in 2022 was the right strategic response to the market dynamics of the Mexican domestic OTR freight industry. It has proven to be a highly valued service for large enterprise customers and is a key differentiator for Fr8Tech. The Company’s growth trajectory continues, not just with Fr8Fleet, but also with spot and cross-border shipments. We continue to deepen relationships with existing customers, add new customers, and build carrier capacity while enhancing the capabilities and efficiency of the platform. We are excited for the year ahead.”

With Q1 as a proof point, Fr8Tech remains confident in the current fiscal year. The Company is forecasting 2024 annual revenue of $25M to $30M. Javi Selgas, CEO of Fr8Tech commented, “Underlying economic activity in both Mexico and the US, coupled with ongoing near-shoring activity of US and foreign multinational companies, suggests continued growing demand for domestic and cross-border freight services. We are well positioned to take advantage of this market opportunity, and Fr8Tech team continues to innovate to make market share gains over the coming year.”

About Freight Technologies Inc.

Freight Technologies (Nasdaq: FRGT) (“Fr8Tech”) is a technology company developing solutions to optimize and automate the supply chain process. Its wholly owned subsidiary, Freight App, Inc. (Fr8App Inc.), is a B2B cross-border shipping marketplace in the USMCA region powered by AI and machine learning. Focused on making shipping transparent and efficient, Fr8App provides carriers with increased growth opportunities and shippers with flexibility, visibility and simplicity for the once-complex process of international over-the-road (OTR) shipping. Fr8App uses its proprietary technology platform to connect carriers and shippers and significantly improve matching and operation efficiency via innovative technologies such as live pricing and real-time tracking, digital freight marketplace, broker, transportation management, fleet management, and committed capacity solutions. The company is headquartered in Houston, Texas. For more information, please visit fr8technologies.com.

Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Fr8Tech’s and Fr8App Inc.’s actual results may differ from their expectations, estimates and projections and, consequently, readers should not rely on these forward-looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue” and similar expressions (or the negative versions of such words or expressions) are intended to identify such forward-looking statements.

These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially from those discussed in the forward-looking statements. Most of these factors are outside Fr8Tech’s and Fr8App Inc.’s control and are difficult to predict. Factors that may cause such differences include, but are not limited to: (1) the impact of the COVID-19 pandemic on Fr8App Inc.’s business, if it should recur; (2) the inability to obtain or maintain the listing of Fr8Tech’s ordinary shares on Nasdaq; (3) changes in applicable laws or regulations; (4) the possibility that Fr8Tech or Fr8App Inc. may be adversely affected by other economic, business and/or competitive factors; (5) risks relating to the uncertainty of the projected financial information with respect to Fr8App Inc.; (6) risks related to the organic and inorganic growth of Fr8App Inc.’s business and the timing of expected business milestones; and (7) other risks and uncertainties identified, including those under “Risk Factors,” to be filed in ‘Fr8Tech other filings with the SEC. Fr8Tech cautions that the foregoing list of factors is not exclusive. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated or anticipated by such forward-looking statements. Fr8Tech and Fr8App Inc. caution readers not to place undue reliance upon any forward-looking statements, which speak only as of the date made. Fr8Tech and Fr8App Inc. do not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in their expectations or any change in events, conditions or circumstances on which any such statement is based.

Fr8Tech Contact:

investors@fr8technologies.com

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